Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONNECTED TRANSACTION

ENTERING INTO THE ASSETS TRANSFER AGREEMENT

On 29 May 2014, the Company entered into the Assets Transfer Agreement with GREDC in relation to acquisition of certain assets and liabilities in respect of freight transportation business of GREDC.

GREDC is a wholly-owned subsidiary of GRGC, a substantial Shareholder, and is a connected person of the Company under the Listing Rules. Therefore, the transaction contemplated under the Assets Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable Percentage Ratios in respect of the transaction contemplated under the Assets Transfer Agreement exceed 0.1% but are less than 5%, such transaction is only subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

A.	ENTERING INTO THE ASSETS TRANSFER AGREEMENT

On 29 May 2014, the Company entered into the Assets Transfer Agreement with GREDC in relation to acquisition of certain assets and liabilities in respect of freight transportation business of GREDC.

The principal terms of the Assets Transfer Agreement are as follows:

Date	:	29 May 2014

Parties	:	(a)	Vendor: GREDC; and

		(b)	Purchaser: the Company.

Assets to be purchased	:	The Company has agreed to purchase the Assets from GREDC and assume related liabilities in accordance with the terms and conditions of the Assets Transfer Agreement.

The value of the Assets amounted to approximately RMB161.65 million, with the Liabilities of approximately RMB39.26 million and the net assets value amounted to approximately RMB122.39 million as at the Valuation Date.

The Total Assets was initially transferred and assigned from GRGC to GREDC at nil consideration, or purchased by GREDC from public markets, or self-constructed by GREDC.

Consideration and payment	:	The total consideration for the transfer of the Total Assets consists of:
(1) an amount of approximately RMB122.39 million, which was based on the net assets value and shall be settled by the Company in a lump sum payment in cash within one month after signing the Assets Transfer Agreement; and

(2) the assumption of the Liabilities in the amount of approximately RMB39.26 million by the Company.

As the Total Assets are PRC state-owned assets, the Assets Valuation Reports have been filed with the relevant governmental authorities.

The consideration shall be funded by the Company’s internal resources.

The consideration has been determined after arm’s length negotiations between the parties with reference to, among others, the net assets value on the Valuation Date of RMB122.39 million as set out in the Assets Valuation Reports. Such valuations and the Assets Valuation Reports were prepared by the Valuers based on the asset-based approach (i.e. cost approach).

B.	INFORMATION ON GREDC, THE COMPANY AND TOTAL ASSETS

(a)	GREDC

GREDC is a wholly-owned subsidiary of GRGC, a substantial Shareholder, and is principally engaged in installation and maintenance services of rail lines, railway communication and signal equipment, manufacture and maintenance of railway-related equipment, property leasing, loading and unloading services, railway freight transportation services and related railway passenger and freight operation and warehouse business.

(b)	The Company

The Company is principally engaged in railway passenger and freight transportation business on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services.

(c)	Total Assets

The assets of Yangtie Logistic Center, Shaoguan Logistic Center, Tangxi Goods Yard, Jianggao Goods Yard and Guangshen Logistic Center to be transferred pursuant to the Assets Transfer Agreement include transportation-related raw materials for trains, office buildings, warehouses, rail line assets (including road beds, railway tracks, etc.), construction in process and machinery and equipment (including transportation and communication equipment, etc.). The Liabilities mainly consist of outstanding payments in relation to deposits of utilities safety and venues or equipment usage and outstanding severance payments of employees.

The valuations of the assets to be transferred pursuant to the Assets Valuation Reports are as follow:

Items		Book value A	Appraised value B	Change C=B-A	Percentage change (%) D=C/A*100%
		RMB’0000	RMB’0000	RMB’0000

Current assets	1	794.14	794.14	0.00	0.00%
Non-current assets	2	7,746.54	15,371.14	7,624.60	98.43%
Fixed assets	3	7,580.02	15,204.61	7,624.59	100.59%
Construction in progress	4	166.53	166.53	0.00	0.00%
Total assets	5	8,540.68	16,165.27	7,624.59	89.27%
Current liabilities	6	2,441.68	2,441.68	0.00	0.00%
Non-current liabilities	7	898.45	898.45	0.00	0.00%
Total liabilities	8	3,926.26	3,926.26	0.00	0.00%
Net assets	9	4,614.43	12,239.01	7,624.58	165.23%

C.	REASONS FOR ENTERING INTO THE ASSETS TRANSFER AGREEMENT AND BENEFITS TO THE COMPANY

Upon the completion of the Total Assets transfer, the Company is capable of providing one-stop services in respect of its railway freight transportation, as a result of which, the Company’s total logistics service capacity will be strengthened so as to meet the industry requirements on railway freight transportation business. The efficiency of the Company’s freight transportation business will be enhanced with professional, large-scale and intensive business management.

Acquisition of the Total Assets may also reduce the connected transactions between the Company and GRGC, and is in the interests of the Company and the Shareholders as a whole.

D.	CONNECTED TRANSACTION AND LISTING RULES IMPLICATION

GREDC is a wholly-owned subsidiary of GRGC, a substantial Shareholder, and is a connected person of the Company under the Listing Rules. Therefore, the transaction contemplated under the Assets Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable Percentage Ratios in respect of the transaction contemplated under the Assets Transfer Agreement exceed 0.1% but are less than 5%, such transaction is only subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

E.	GENERAL

The Directors (including the independent non-executive Directors) consider that the terms of the Assets Transfer Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

The Board resolved and approved the Assets Transfer Agreement and the transaction contemplated thereunder on 29 May 2014. Of the Directors attending the board meeting, the Directors who had abstained from voting on the relevant board resolution relating to the Assets Transfer Agreement, namely Mr. Li Wenxin, Mr. Sun Jing, Mr. Yu Zhiming and Mr. Huang Xin, were considered to have material interests in the transactions contemplated under the Assets Transfer Agreement by virtue of being employed by CRGC and had thus abstained from voting on the board resolution in respect of the foregoing transaction.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Assets”	means the transportation-related assets of Yangtie Logistic Center, Shaoguan Logistic Center, Tangxi Goods Yard, Jianggao Goods Yard and Guangshen Logistic Center held by GREDC, including raw materials of trains, office buildings, warehouses, rail line assets (including road beds, railway tracks, etc.), construction in progress and machinery and equipment (including transportation, communication equipment etc.) to be transferred to the Company pursuant to the Assets Transfer Agreement

“Assets Transfer Agreement”	means the assets transfer agreement dated 29 May 2014 entered into between the Company and GREDC

“Assets Valuation Reports”	means the valuation reports dated 13 December 2013 and 16 December 2013, respectively, prepared by the Valuers in relation to the value of the Assets on the Valuation Date to be purchased by the Company from GREDC pursuant to the Assets Transfer Agreement

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	means the board of Directors

“Company”	means Guangshen Railway Company Limited , a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Directors”	means the directors of the Company

“GRGC”	means Guangzhou Railway (Group) Company , a company incorporated under the PRC laws and the substantial Shareholder

“GREDC”	means Guangzhou Railway Group Guangzhou Railway Economic Technology Development Corporation , a company incorporated under the PRC laws and a wholly-owned subsidiary of GRGC

“Group”	means the Company and its subsidiaries

“H Share(s)”	means the Share(s) that are subscribed for and traded in Hong Kong dollars on HKSE

“HKSE”	means The Stock Exchange of Hong Kong Limited

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Liabilities”	means the liabilities of RMB39.26 million to be transferred to the Company pursuant to the Assets Transfer Agreement

“Percentage Ratios”	means the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	means the People’s Republic of China and for the purpose of this announcement excluding Hong Kong, the Macau Special Administrative Region of PRC and Taiwan

“RMB”	means Renminbi, the lawful currency of the PRC

“Shareholder(s)”	means the shareholders of the Company

“Share(s)”	means shares of nominal value of RMB1.00 each in the share capital of the Company

“Total Assets”	the Assets and the Liabilities to be transferred to the Company pursuant to the Assets Transfer Agreement

“Valuation Date”	means 30 September 2013, being the valuation date adopted by the Valuers in the Assets Valuation Reports

“Valuers”	means Beijing Zhonglu Huaxin Asset Appraisal Company and Guangdong Union Trust Evaluation Co., Ltd. , both are asset valuation institutes in the PRC

“%”	means per cent.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC, 29 May 2014

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting